UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

As previously disclosed, on July 7, 2022, Vascular Biogenics Ltd. (the “Company”) convened its 2022 annual general meeting of shareholders (the “Meeting”) at 4:00 p.m. (Israel time) at the Company’s offices at 8 HaSatat St. Modi’in, Israel.

At the Meeting, following establishment of a quorum, the Company’s shareholders voted on seven proposals, which are summarized below and described in more detail in the Company’s Notice of Annual General Meeting of Shareholders of Vascular Biogenics Ltd. that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on June 2, 2022.

Proposal 1: To approve the nomination of Ms. Ruth Alon, Dr. Shmuel (Muli) Ben Zvi, Dr. Ron Cohen, Ms. Alison Finger, Prof. Dror Harats, Mr. David Hastings, Mr. Marc Kozin, Mr. Michael Rice and Dr. Bennett M. Shapiro to the Board, to serve until the next annual general meeting of shareholders of the Company, under the existing terms of appointment as previously approved, aside from the resolutions herein, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal (voting took place in relation to each director nominee separately).

Proposal 2: To approve the grant of an option to Prof. Dror Harats to purchase 400,000 of the Company’s ordinary shares under the Company’s 2014 Employee Share Ownership and Option Plan according to the standard option agreements (the “Option”). The option shall vest upon and in the manner approved by the Compensation Committee and the Board of Directors.

Proposal 3: To approve the amendment of Prof. Dror Harats’s compensation terms, consulting and employment agreements as follows:

●	to approve the amendment of Prof. Dror Harats’s compensation terms, consulting and employment agreements to increase Prof. Harats’s monthly base (gross) compensation under the consulting and employment agreements, taken as a whole, to NIS100,000. Prof. Harats shall be entitled to elect whether to receive such sums under the employment agreement, consulting agreement or a combination thereof and the Company will adjust the related costs accordingly; and

●	to amend the consulting agreement with Grand H Services Ltd, a company fully owned by Prof. Harats, to include in the definition of “Good Reason” the following event: “(e) retirement to be deemed resignation under Section 2.1.3(b) of the Restated Employment Agreement between the Company and Prof. Dror Harats dated January 20, 2022.”

Proposal 4: To approve the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

Proposal 5: To approve a compensation policy for the directors and other office holders of the Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999.

Proposal 6: To approve the increase of the Company’s registered share capital by NIS 500,000 and to create 50,000,000 ordinary shares, nominal value NIS 0.01 each (“Ordinary Shares”), having the rights and entitlements ascribed to them in the Amended and Restated Articles of Association of the Company (the “Articles”). Following the increase, the registered share capital of the Company shall be NIS 2,000,000 divided into 200,000,000 Ordinary Shares.

Proposal 7: Subject to the approval of the increase of the Company’s registered share capital, to approve the amendment of Article 6 of the Articles and Article 4 the Company’s Memorandum of Association.

Article 6 of the Articles shall be replaced in its entirety to read as follows:

“6. The share capital of the Company shall consist of NIS 2,000,000 divided into 200,000,000 Ordinary Shares, of a nominal value of NIS 0.01 each (the “Ordinary Shares”).”

Article 4 of the Company’s Memorandum of Association shall be replaced in its entirety to read as follows:

“4. The Company’s share capital shall be NIS 2,000,000 consisting of 200,000,000 Ordinary Shares of the Company of nominal value NIS 0.01 each.”

Based on voting results at the Meeting, the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Articles, the above proposals were each properly approved at the Meeting.

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into VBL’s registration statements on Form F-3 (File Nos. 333-251821 and 333-238834), filed with the Securities and Exchange Commission on December 30, 2020 and April 19, 2021, respectively, to the extent not superseded by information subsequently filed or furnished (to the extent VBL expressly states that it incorporates such furnished information by reference) by VBL under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: July 8, 2022	By:	/s/ Dror Harats
Dror Harats
Chief Executive Officer